UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HUNTMOUNTAIN RESOURCES
(Exact Name of Registrant as Specified in its Charter)

Nevada	68-0612191
(State or other Jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

1611 N. Molter Rd.
Liberty Lake, Washington 99019
(509) 892-5287
(Address and Telephone of Principal Executive Offices)

HuntMountain Resources 2005 Stock Plan
(Full Title of Plan)

Randal L. Hardy, Chief Financial Officer
1611 N. Molter Rd.
Liberty Lake, Washington 99019
(509) 892-5287
(Name, address and telephone number of agent for service)

Copies to:
Gregory B. Lipsker, Esq.
Workland & Witherspoon, PLLC
Washington Mutual Financial Center
601 West Main Avenue
Spokane, WA 99201
509-455-9077

CALCULATION OF REGISTRATION FEE				
Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, $.001 par value under the HuntMountain Resources 2005 Stock Plan	3,000,000	$ 0.56	$ 1,680,000	$179.76
Total Registration Fee				$179.76

(1)   Together with an indeterminate number of additional shares that may be necessary to adjust the number of shares reserved for issuance pursuant to such employee benefit plans as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding Common Stock.

(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the bid and asked price for the Common Stock on June 19, 2006.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This Registration Statement (the "Registration Statement") relates to the issuance of shares of common stock, par value $.001 per share (the "Common Stock") of HuntMountain Resources, a Nevada corporation, (the "Company") to persons who participate in the HuntMountain Resources 2005 Stock Plan (the "Plan").

The documents containing the information required to be included in Part I of this Registration Statement will be given or sent to all persons who participate in the Plan, as specified by Rule 428 under the Securities Act of 1933, as amended. Such documents are not required to be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. Such documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents which have been heretofore filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Registration Statement materials:

(a) The registrant's annual report on Form 10-KSB for the year ended December 31, 2005 filed on March 31, 2006, which contains audited financial statements for the most recent fiscal year for which such statements have been filed;

(b) All other reports filed by the Company with the Commission pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the Exchange Act) since the end of the fiscal year covered by the Annual Report on Form 10-KSB referred to in (a) above.

(c) The description of the Company's Common Stock contained in the Form 14C filed on June 27, 2005, including any amendments or reports filed for the purpose of updating such description.

All other documents filed by the Company after the date of this Registration Statement under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed.

A statement contained in any incorporated document shall be modified or superseded for the purposes of this Registration Statement if it is modified or superseded by a document that is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable

Item 5. Interests of Named Experts and Counsel.

None

Item 6. Indemnification of Directors and Officers.

The Company's Articles of Incorporation authorizes the Company to indemnify its officers and directors against liabilities they incur in such positions to the full extent of the law as now enacted or hereafter existing. Pursuant to the Nevada Revised Statutes, Chapter 78, both discretionary and mandatory indemnification is provided for officers and directors of the Company.

<u>Discretionary Indemnification</u>

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal because he is a director against liability incurred in the proceeding if:

        (a)   (i)   He conducted himself in good faith; and

                (ii)   He reasonably believed:

                        (A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

                        (B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

                (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

        (b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

        (c)   Unless:

                (i)   The act or failure to act constituted a breach of his fiduciary duties as a director; and

                (ii)   His breach of those duties involver intentional misconduct, fraud or a knowing violation of law.

(2)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(3) Unless ordered by a court under section 78.7502-3, a corporation may not indemnify a director or officer for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation.

      (a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

      (b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are attached hereto:

Exhibit No.   Description of Exhibit

4.1   HuntMountain Resources 2005 Stock Plan

5.1   Opinion letter of Workland & Witherspoon, PLLC

23.1   Consent of Workland & Witherspoon, PLLC included in Opinion of Counsuer filed as Exhibit 5.1

23.2   Consent of LeMaster & Daniels PLLC

24.1   Power of Attorney included with signature page

Item 9.   Undertakings.

The undersigned Registrant hereby undertakes, except as otherwise specifically provided in the rules of the Securities and Exchange Commission promulgated under the Securities Act of 1933:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereof and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on June 27, 2006.

HUNTMOUNTAIN RESOURCES

/s/ Tim Hunt

By: _____
    TIM HUNT, PRESIDENT

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes Tim Hunt and Randal L. Hardy, or either of them, as attorney-in-fact with full power of substitution, to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tim Hunt TIM HUNT	President, and Director	June 27, 2006
/s/ Randal L. Hardy RANDAL L. HARDY	Chief Financial Officer	June 27, 2006
/s/ William R. Green WILLIAM R. GREEN, P.E., Ph.D.	Director	June 27, 2006
/s/ Eberhard A. Schmidt EBERHARD A. SCHMIDT, Ph. D.	Director	June 27, 2006

Exhibit 4.1

HUNTMOUNTAIN RESOURCES

2005 STOCK PLAN

1.   Establishment and Purposes of the Plan. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business.   The Plan seeks to achieve these purposes by providing for awards in the form of Restricted Common Stock or Options granted under the Plan (which may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant).

2.   Definitions. As used herein, the following definitions shall apply:

(a)   "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b)   "Affiliate" means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(c)   "Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(d)   "Award" means any award of an Option or a Restricted Share under the Plan.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(x)(iii), the corporation or other business entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(g)   "Code" means the Internal Revenue Code of 1986, as amended.

(h)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(i)   "Common Share" means one share of the common stock of the Company.

(j)   "Company" means HuntMountain Resources, a Nevada corporation, or any successor thereof.

(k)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

(l)   "Director" means a member of the Board.

(m)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(n)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(o)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(p)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q)   "<u>Incentive Stock Option</u>" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(r)   "<u>Nonstatutory Stock Option</u>" means an Option not intended to qualify as an Incentive Stock Option.

(s)   "<u>Option</u>" means a stock option granted pursuant to the Plan.

(t)   "<u>Option Agreement</u>" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(u)   "<u>Optioned Stock</u>" means the Common Stock subject to an Option.

(v)   "<u>Optionee</u>" means the holder of an outstanding Option granted under the Plan.

(w)   "<u>Outside Director</u>" means a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 2(h)

(x)   "<u>Ownership Change Event</u>" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(y)   "<u>Parent</u>" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z)   "<u>Plan</u>" means this 2005 Stock Plan.

(aa)   "<u>Restricted Common Stock</u>" means a Common Share awarded under the Plan.

(bb)   "<u>Restricted Stock Agreement</u>" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

(cc)   "<u>Service Provider</u>" means an Employee, Director or Consultant.

(dd)   "<u>Share</u>" means a share of the Common Stock, as adjusted in accordance with Section 13 below.

(ee) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. <u>Stock Subject to the Plan</u>. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Three Million (3,000,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon the grant of Restricted Common Stock or the exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 13, in no event shall more than two million (2,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4. <u>Administration of the Plan</u>.

(a) The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b) <u>Powers of the Administrator</u>. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii) to determine the number of Shares to be covered by each such Option granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions of any Restricted Common Stock grant or Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Restricted Common Stock grant, Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Restricted Common Stock and Options granted pursuant to the Plan.

(c)   Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees and Optionees.

5.   Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.   Limitations.

(a)   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   At-Will Employment. Neither the Plan nor any Option shall confer upon any Grantee or Optionee any right with respect to continuing the Grantee or Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7.   Term of Plan. Subject to shareholder approval in accordance with Section 19, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 15, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than fifteen (15) in the case of a NonQualified Option and ten (10) years from the date of grant thereof in the case of an Incentive Stock Option. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9. <u>Option Exercise Price and Consideration</u>.

(a)   <u>Exercise Price</u>. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)   granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b)   <u>Forms of Consideration</u>. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider, among other things, if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator, in its sole discretion.

10.   <u>Exercise of Option</u>.

(a)   <u>Procedure for Exercise; Rights as a Shareholder</u>. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled

to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised for a period of one year from the Optionee's death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to

the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   Limited Transferability of Options.   Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   Common Stock.

(a)   Restricted Stock Agreement. Each grant of Restricted Common Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(b)   Payment for Awards. Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents and past services. To the extent that an Award consists of newly issued Restricted Shares, the consideration shall consist exclusively of cash, cash equivalents or past services rendered to the Company.

(c)   Vesting Conditions. Each award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

(d)   Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

13.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a)   Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon

cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c)   Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

14.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later

date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)   Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

16.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19.   Registration. of Shares. The Company may, but shall not be required to, register the Stock Subject to the Plan pursuant to a Registration Statement of Form S-8, if applicable. In such event the Company shall not be required to include any Restricted Common Stock or shares issued upon exercise of Options prior to the effective date of the Form S-8.

20.   <u>Shareholder Approval</u>. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Until the receipt of such shareholder approval, no Options granted hereunder may be exercised.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the HuntMountain 2005 Stock Plan as duly adopted by the Board on July 15, 2005.

/s/ Eunice R. Campbell
Eunice R. Campbell, Secretary

EXHIBIT 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW

PETER A. WITHERSPOON
GARY D. BRAJCICH
ERIC J. SACHTJEN*
JAMES A. MCPHEE†
LAWRENCE W. GARVIN
STEVEN WEE
BRIAN P. MCCLATCHEY

714 WASHINGTON MUTUAL FINANCIAL CENTER
601 WEST MAIN AVENUE
SPOKANE, WASHINGTON 99201-0677
Telephone: (509) 455-9077
Facsimile: (509) 624-6441
Email:

OF COUNSEL:
JAMES J. WORKLAND
GARY C. RANDALL†
GREGORY B. LIPSKER
MICHAEL A. AGOSTINELLI

†Also Admitted in Idaho
*Also Admitted in Alaska

June 27, 2006

Board Of Directors
HuntMountain Resources
1611 N. Molter Rd.
Liberty Lake, Washington 99019

Re: Registration Statement on Form S-8

Gentlemen:

We have acted as counsel to HuntMountain Resources, a Nevada corporation (the "Company"), in connection with its Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate 3,000,000 shares (the "Shares") of the Company's Common Stock, $.001 par value (the "Shares"), issuable pursuant to HuntMountain Resources 2005 Stock Plan.

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, Photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

We are furnishing this opinion to the Company solely for its benefit in connection with the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purpose. Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

Workland & Witherspoon, PLLC

        /s/ Gregory B. Lipsker
By: _____
    Gregory B. Lipsker, Esq.

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in this Registration Statement on Form S-8 of our report dated March 8, 2006, with respect to the financial statements of HuntMountain Resources, included in its Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006 which has been incorporated by reference in its entirety in this Registration Statement on Form S-8.

/s/ LeMaster & Daniels PLLC

LeMaster & Daniels PLLC
Spokane, Washington
Date July 7, 2006